4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

NEWS RELEASE

Medicure Closes $7.6 Million Private Placement

WINNIPEG, Manitoba, June 26, 2003 - Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it has closed its previously reported equity financing.

Under the terms of the Agency agreement, a syndicate led by Research Capital Corporation, and including First Associates Investments Inc. and Paradigm Capital Inc. (the “Agents”), sold by way of private placement, 8,200,000 common shares at a price of $0.85 per share, representing gross proceeds of approximately $7,000,000. In addition, the Agents exercised the over-allotment option to increase the size of the Offering up to a total of 8,997,632 common shares, on the same terms and conditions as the initial Offering, for total gross proceeds to the Company of $7,650,000.

The net proceeds of this offering, together with existing cash resources, will allow Medicure to accelerate clinical development of both its lead compound, MC-1, along with its recently announced new drug candidate, MC-4232. The proceeds also will be used to support and enhance the Company’s ongoing drug research and discovery programs.

“The over subscription of this Offering is a clear indication that we have earned the confidence and support from several significant institutional investors and represents a strong endorsement of both our primary products,” stated Albert D. Friesen, Ph.D, Medicure’s President and Chief Executive Officer.

After giving effect to this transaction, Medicure has 47.5 million common shares issued and outstanding. The Company’s projected cash resources as at June 30, 2003, including proceeds from this offering, are estimated to be CDN$10.8 million.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke markets are the largest pharmaceutical markets with annual global sales of over US $70 billion. In the United States alone, more than 7 million patients suffer some form of Acute Myocardial Infarction (heart attack) annually, 6.2 million suffer from angina and 3.0 million undergo bypass surgery or angioplasty procedure.

MC-1 has shown strong potential for treating various forms of cardiovascular diseases and stroke MC-1 has demonstrated the ability to become a key therapeutic agent in the fight against cardiovascular diseases and stroke as a new class of drug. Additionally, the naturally occurring lead drug is used as a scaffold to developing a new class of therapeutics, which focuses on cardioprotection against ischemic reperfusion injury and stroke.

MC-4232 is being developed for use in the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com

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